SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

02044501

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2001.

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______________ to ________________.

Commission file number 1-12515

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMG Americas, Inc. Employees' Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OM Group, Inc.
50 Public Square
Suite 3500
Cleveland, Ohio 44113-2204

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMG AMERICAS, INC.
EMPLOYEES' PROFIT SHARING PLAN

By [signature]
Michael J. Scott

June 25, 2002

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-07529) pertaining to OMG Americas, Inc. Employees' Profit Sharing Plan of our report dated May 24, 2002, with respect to the financial statements and schedule of the OMG Americas, Inc. Employees' Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

ERNST & YOUNG LLP

Cleveland, Ohio
June 24, 2002

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

OMG Americas, Inc. Employees' Profit Sharing Plan

December 31, 2001 and 2000 and Year ended December 31, 2001

OMG Americas, Inc.
Employees' Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2001 and 2000 and
Year ended December 31, 2001

Table of Contents

ERNST & YOUNG

■ Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Plan Administrator
OMG Americas, Inc.
Employees' Profit Sharing Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of the OMG Americas, Inc. Employees' Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 24, 2002

OMG Americas, Inc.
Employees' Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31 2001	December 31 2000
Assets		
Cash, non-interest bearing	**$ 1,316**	$ 60,789
Investments:		
Investments, at fair value	**57,655,634**	61,535,889
Guaranteed investment contract, at contract value	**147,134**	890,569
Total investments	**57,802,768**	62,426,458
Receivables:		
Employer's contribution	**2,616,341**	2,676,188
Employees' contributions	**1,170,579**	1,203,235
Accrued interest and dividends	**5,872**	23,165
Pending settlements	**-**	31,786
	3,792,792	3,934,374
Net assets available for benefits	**$ 61,596,876**	$ 66,421,621

See notes to financial statements.

OMG Americas, Inc.
Employees' Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	**$ (6,955,957)**
Dividends	**470,014**
Interest	**433,267**
	(6,052,676)
Contributions:	
Participants	**1,553,159**
Employer	**2,616,341**
	4,169,500
	(1,883,176)
Deductions	
Benefit payments	**2,939,349**
Trustee fees	**2,220**
	2,941,569
Net decrease	**(4,824,745)**
Net assets available for benefits:	
Beginning of year	**66,421,621**
End of year	**$ 61,596,876**

See notes to financial statements.

OMG Americas, Inc.
Employees' Profit Sharing Plan

Notes to Financial Statements

December 31, 2001 and 2000 and
Year ended December 31, 2001

1. Description of the Plan

The following description of the OMG Americas, Inc. Employees' Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all full-time and qualifying part-time employees of OMG Americas, Inc., OMG SCM Metal Products Inc. and OMG Fidelity, Inc., all of which are wholly-owned subsidiaries of OM Group, Inc. (the Company and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees in the Technical Services Department are excluded from the Plan. There are no requirements of age, and six months of service are required for eligibility.

Contributions

Employer contributions are made at the discretion of the Company's Board of Directors to all employees with six months of service. The maximum annual contribution for each participant is limited to the lesser of 15% of eligible compensation or $25,500.

Generally, active participants may elect to receive as cash payment 50% of the employer's contribution, which is otherwise allocated to the Trust on their behalf. If the election of the cash option is not exercised, the amount is credited to their 401(k) deferral account balance in accordance with their investment elections. For the year ended December 31, 2001, participants elected to directly receive in cash distributions totaling $1,263,254; and $1,165,926 will be credited to 401(k) deferral account balances in the Plan.

Participants may contribute from 1% to 10% of their after-tax annual compensation, as defined in the Plan and subject to IRS limitations, in the form of salary deduction or direct contributions. Total annual contributions from all sources may not exceed limits imposed by the Internal Revenue Code.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's 401(k) deferral contribution (if any), the participant's after-tax contribution (if any), the participant's share of any employer contribution, forfeitures of non-vested contributions and earnings, and investment income earned on their account balance. Any forfeitures are allocated to participants' accounts based upon the ratio of each participant's compensation to the total of all participants' compensation for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants direct the investment of their account and their share of the Company's annual contribution into the available funds.

Vesting

Participants are immediately vested in their 401(k) deferral contributions plus actual earnings thereon. Participants become 100% vested in the employer contributions after five years of service. Participants or their beneficiaries are entitled to receive the vested portion of the participant's account balance upon normal retirement (age 65), death, or permanent disability. Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited.

Participant Loans/Hardship Withdrawals

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance of a loan made in the prior twelve-month period, or 50% of their account balance. The maximum number of years permitted for repayment is five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (currently Prime Rate plus 0.5%) as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions. Participants who prove financial hardship may withdraw a portion of their account balance for medical, educational, or housing reasons, as determined by the Plan Administrator.

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of employment prior to normal retirement, participants may elect distribution of their account balance or maintain the account balance until retirement. At retirement, participants may elect distribution of their account balance or maintain the account until the age of 70 ½. Distributions may be made in the following forms: lump-sum distribution; equal monthly installments not to exceed a period equivalent to a participant's life expectancy; or equal monthly installments not to exceed a period equivalent to a participant's life expectancy and that of their designated beneficiary.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and although it has not expressed an intent to do so, to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become fully vested and the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

2. Significant Accounting Policies

Basis of Accounting

The assets of the Plan are accounted for by Merrill Lynch Trust Company, FSB (the Trustee), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for the investment services amounted to $2,200 for the year ended December 31, 2001.

The financial statements of the Plan are prepared on the accrual basis of accounting.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Except for the guaranteed investment contract (see Note 4), the Plan's investments are recorded at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Common trust funds are stated at fair value as determined by the Trustee. Loans to participants are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Net realized gains and losses from the sale of investments and the changes in the difference between fair value and the cost of investments are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Charges

The Plan Sponsor pays Trustee fees and other Plan expenses, except for brokers' fees, on behalf of the Plan. Fees paid during the year to the Trustee were based on customary and reasonable rates for such services. Brokers' fees are reflected in the net investment return in each participant's account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value of Investments During Year
Shares of registered investment companies	$ (7,082,629)
Common trust funds	(1,375,552)
Common stock	1,502,224
	$ (6,955,957)

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31 2001	2000
Merrill Lynch Equity Index Trust 1	$ 9,024,324	$ 11,166,485
Merrill Lynch Institutional Fund	9,812,086	7,313,618
Phoenix-Engemann Balance Return Fund	6,403,114	8,257,495
Merrill Lynch Fundamental Growth Fund Class A	13,446,867	18,191,705
OM Group, Inc. Common Stock (121,977 shares in 2001 and 107,736 shares in 2000)	8,073,649	5,885,081
Van Kampen Emerging Growth Fund Class A	3,625,843	5,238,306

4. Guaranteed Investment Contract

At December 31, 2001 and 2000, the Plan was invested in a guaranteed investment contract with CDC Financial Products Inc. This investment is accounted for at contract value because it is fully benefit responsive. Contract value, which approximates fair value, represents contributions made under the contract plus interest credited in accordance with the contract, less withdrawals made. The average yield and the average crediting interest rate of this investment contract was 6.4725% for 2001 and 2000, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer.

5. Related Party Transactions

Party-in-interest transactions included the investment in investment funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

During 2001, the Plan received $62,587 in common stock dividends from the Company.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 2, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

OMG Americas, Inc.
Employees' Profit Sharing Plan

EIN: 34-1604066 Plan 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
OM Group, Inc. *	121,977 shares of common stock	**$ 8,073,649**
Merrill Lynch Equity Index Trust 1*	111,964 units of common/collective trust	**9,024,324**
Phoenix-Engemann Balance Return Fund	232,841 shares of mutual fund	**6,403,114**
Massachusetts Investors Trust Fund	61,697 shares of mutual fund	**1,022,933**
Lazard International Equity Portfolio Fund	76,847 shares of mutual fund	**761,049**
Merrill Lynch Fundamental Growth Fund Class A*	742,511 shares of mutual fund	**13,446,867**
Pimco Total Return Fund Class A	143,391 shares of mutual fund	**1,499,875**
State Street Research Government Income Fund Class A	243,773 shares of mutual fund	**3,071,540**
Van Kampen Emerging Growth Fund Class A	85,677 shares of mutual fund	**3,625,843**
Merrill Lynch Institutional Fund*	9,812,086 shares of mutual fund	**9,812,086**
CDC Financial Products Inc.	Guaranteed investment contract; 6.4725%, March 31, 2002	**147,134**
Loans to participants *	Interest rates ranging from 5.5%—10%; various maturities	**914,354**
		$ 57,802,768

* Indicates party-in-interest to the Plan.